Exhibit 99

January 11, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby submit the results of e-voting on the resolution specified in the Postal Ballot Notice of the Bank dated November 27, 2024.

Based on the report issued by the Scrutinizer i.e. Ms. Manisha Maheshwari, Partner of M/s. Bhandari & Associates, Practicing Company Secretaries, we wish to inform you that the resolution placed through postal ballot as mentioned above, was passed with requisite majority and the same is deemed to have been passed on the last date of remote e-voting period i.e. Saturday, January 11, 2025.

Please find enclosed herewith the e-voting results in the prescribed format along with a Report issued by the Scrutinizer dated January 11, 2025. The aforesaid documents are also being made available on the Bank’s website.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight

HDFC BANK LIMITED - VOTING RESULTS OF POSTAL BALLOT

Date of declaration of result of Postal Ballot	January 11, 2025
Total number of shareholders on record date	3962399
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	NA
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)			Special (01) : To approve the appointment of Mr. Santhosh Iyengar Keshavan (DIN: 08466631) as an Independent Director of the Bank.
Whether promoter/ promoter group are interested in the agenda/resolution?			N.A.
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		5098847262	91.969	5081177963	17669299	99.653	0.347
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5544095818	5098847262	91.969	5081177963	17669299	99.653	0.347
Public - Non Institutions	E-Voting		76492208	3.641	76160953	331255	99.567	0.433
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2100775085	76492208	3.641	76160953	331255	99.567	0.433
Total		7644870903	5175339470	67.697	5157338916	18000554	99.652	0.348

Yours faithfully,
For HDFC Bank Limited

Sd/-

Ajay Agarwal
Company Secretary & Head - Group Oversight

SCRUTINIZER’S REPORT

[Pursuant to section 110 of the Companies Act, 2013 and

Rule 22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman

HDFC Bank Limited

CIN: L65920MH1994PLC080618

HDFC Bank House,

Senapati Bapat Marg, Lower Parel (W),

Mumbai - 400 013

Dear Sir,

Pursuant to the resolution passed by the Board of Directors of HDFC Bank Limited (hereinafter referred as “the Bank”) on, November 27, 2024 , I, Manisha Maheshwari, Partner of M/s. Bhandari and Associates, Company Secretaries, have been appointed as a Scrutinizer for conducting the Postal Ballot including voting by electronic means in respect of passing of the resolution contained in the postal ballot notice dated November 27, 2024 (“Notice”) in a fair and transparent manner.

The management of the Bank is responsible to ensure compliance with Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (“the Act”) (including any statutory modification or re-enactment thereof for the time being in force) read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 (“the Rules”), as amended from time to time, including General Circular No. 14/2020 dated April 08, 2020, No. 17/2020 dated April 13, 2020 and the subsequent circulars issued in this regard the latest being Circular No. 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs (collectively referred to as “MCA Circulars”) and the Securities and Exchange Board of India (‘SEBI’) Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and the subsequent circulars issued in this regard from time to time, the latest being Circular No. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 03, 2024, (hereinafter collectively referred to as ‘SEBI Circulars’) and applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and the SEBI Master Circular No. SEBI/HO/AFD/AFD-PoD-2/P/CIR/2024/70 for Foreign Portfolio Investors, Designated Depository participants and Eligible Foreign Investors dated May 30, 2024 relating to voting through electronic means by the shareholders on the resolution proposed in the Postal ballot Notice dated November 27, 2024 of the Bank and other applicable laws and regulations, relating to postal ballot including voting by electronic means.

My responsibility as a scrutinizer for the voting process is restricted to make a scrutinizer report on the votes cast “in favour” or “against” the resolution on the reports generated from the e-voting system provided by the National Securities Depository Limited (“NSDL”), the authorized service provider for extending the facility of electronic voting to the Members of the Bank.

901, Kamla Executive Park, Off. Andheri Kurla Road, J. B. Nagar, Andheri East, Mumbai – 400059.

Tel: +91 22 4221 5300 Email: bhandariandassociates@gmail.com Website: www.bhandariandassociates.com

Further to the above, I submit my report as under:

1.

In terms of Section 110 of the Act read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, the Bank has issued a Postal Ballot Notice dated November 27, 2024 for passing of a resolution mentioned in the said notice to its Members.

2.

In terms of MCA Circulars, the Bank had sent the notice in electronic form only to its Members whose name(s) appeared in the Register of Members of the Bank/ list of Beneficial Owners as on Friday, December 06, 2024. Accordingly, the communication of the assent or dissent of the Members had taken place through the remote e-voting system only.

3.

In accordance with the Companies Act, 2013, MCA Circulars and applicable Circulars issued by the SEBI, the Bank has published an advertisement in ‘Business Standard’ (English Newspaper) and ‘Navshakti’ (Vernacular Newspaper) of wide circulation in their respective editions dated December 12, 2024, with respect to dispatch of notice and giving due notice to the Members of the Bank including those who were either holding shares in physical or in respect of whom, the e-mail address was not available in the records of Depositories or the RTA, as to the manner in which they can register their e-mail id and receive the notice of postal ballot and necessary instructions to vote electronically on the resolution forming part of the Notice.

4.

Pursuant to Sections 108, 110 and other applicable provisions, if any of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (including any amendments thereto), Regulation 44 of the SEBI Listing Regulations, the Secretarial Standard on General Meetings (‘SS-2’) issued by the Institute of Company Secretaries of India, MCA Circulars and any amendments thereto, the Bank had provided electronic voting facility (“e-voting”) to the Members of the Bank whose names were recorded in the Register of Members of the Bank / Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. Friday, December 06, 2024 and had engaged NSDL for providing e-voting platform.

5.	The e-voting commenced on Friday, December 13, 2024, at 10.00 a.m. (IST) and concluded on Saturday, January 11, 2025, at 5.00 p.m. (IST) and thereafter voting portal was blocked forthwith.

6.

After completion of e-voting, votes cast by members, were unblocked in the presence of two witnesses Mr. Saurabh Somani and Ms. Sampada Indap who are not in the employment of the Bank and the details containing, inter-alia, list of the members, who voted “In favour” or “against” on the resolution were derived from report generated from the e-voting website of NSDL i.e. https://www.evoting.nsdl.com/.

7.

The voting register, in accordance with Rule 20 (4)(xiv) and Rule 22 (10) of the Companies (Management & Administration) Rules, 2014, has been maintained electronically to record the assent or dissent received, mentioning the particulars of name, address, folio number or client ID of the Members and number of shares held by them.

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8.	A summary of electronic voting confirmations received for the following resolution is as under:

Item No. 1: Special Resolution:

Appointment of Mr. Santhosh Iyengar Keshavan (DIN: 08466631) as an Independent Director of the Bank for a period of three years with effect from November 18, 2024 to November 17, 2027 (both days inclusive).

(i) Voted in favour of the Resolution: -

Mode	Number of members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	11730	5,157,338,916	99.65

(ii) Voted against the Resolution: -

Mode	Number of members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting	507	18,000,554	0.35

(iii) Invalid votes: -

Mode	Number of Members voted	Number of votes cast by Members
E-voting	Nil	Nil

9.	The resolution mentioned in the Postal Ballot Notice dated November 27, 2024 as per the details above stands passed with requisite majority on Saturday, January 11, 2025.

10.

The relevant records relating to voting shall be under my safe custody and shall be returned to the Company Secretary of the Bank, who has been duly authorised by the Board of Directors, once the Chairman considers, approves and signs the minutes of this Postal Ballot.

You may accordingly declare the result of the “voting by Postal Ballot.”

Thanking you,

Yours truly,

For Bhandari & Associates

Company Secretaries

Unique Identification No.: P1981MH043700

Peer Review Certificate No.: 6157/2024

Sd/-

Manisha Maheshwari

Partner

FCS No.: 13272; C P No.: 11031

Mumbai | January 11, 2025

ICSI UDIN: F013272F003661818

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Sd/-	Sd-
Witness 1: Saurabh Somani	Witness 2: Sampada Indap

Counter Signed by:

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head - Group Oversight

FCS No.: 9023

(Under Authority by the Board of Directors)

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